Mail Stop 6010


May 12, 2006


Trevor Sali
President and Chief Executive Officer
Claron Ventures, Inc.
#2-630 2nd Avenue
S7K-2C8 Saskatoon
Saskatchewan, Canada

	Re:	Claron Ventures, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed April 27, 2006
File No. 333-129664

Dear Mr. Sali:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Description of Business, page 19

1. We note your response to prior comment 3 from our letter dated April 13, 2006. Please revise your disclosure in the "History" section beginning on page 19 to disclose, if true, that you acquired your mineral rights from Mr. Sostad and subsequently contracted with
Mr. Sostad`s company to perform any necessary exploration work on the
Lucky Todd claims.

Mineral Rights, page 26

2. We note your response to prior comment 4, including your statement that "the expiration term of the claims is not something shown on the
Bill of Sale document from the Ministry." Given that neither exhibit
10.1 nor 10.3 contain any expiration provision, please revise your disclosure to identify the source of this term.

Undertakings

3. We note your response to prior comment 7. However, the undertakings required by Regulation S-B Items 512(a)(2) and 512(f)(2)
are separate undertakings that each must be provided if applicable.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at
(202) 551-3617 with any other questions.

Sincerely,



Russell Mancuso
Branch Chief

cc (via fax): David M. Loev

Trevor Sali
Claron Ventures, Inc.
May 12, 2006
Page 1